UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Notification of Directors' Interests

Below are details of purchases, made under the Company's Annual Bonus Share Matching Plan (the "Plan"), of ordinary shares of 25p each and American Depositary Receipts (ADRs) made on the London and New York Stock Exchanges on and notified to the Company on Tuesday, 15 May 2012:-

Name of Director	No. of shares purchased	Percentage of issued stock	Price per share	Total holding following notification	Total percentage following notification
Robin Freestone	8,560	0.00105%	£11.68	367,649	0.04506%

Name of director	No. of ADRs purchased	Percentage of issued stock	Price per ADR	Total holding following notification	Total percentage following notification
Will Ethridge	2,691	0.00033%	$18.58	416,758	0.05107%

The Plan is designed to encourage executives to build up their shareholding in Pearson by investing up to half of their after-tax annual bonus in ordinary shares. Subject to Pearson meeting a corporate performance target, participants are then entitled to receive, after allowing for tax on their original investment, up to one additional matching share for each of their own shares held for three years.

Details of the Plan are included in the company's remuneration report at http://www.pearson.com/investors/financial-information/reports-and-results/

This notification is made in accordance with DTR 3.1.4R.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  16 May 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary